June 2, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Evan S. Jacobson
Ms. Melissa Walsh
Mr. Craig Wilson

Re:	Motricity, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 14, 2010

File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2010, with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on May 14, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. Amendment No. 6 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 6, except as otherwise noted. Enclosed is a courtesy package, which includes eight copies of Amendment No. 6, four of which have been marked to show changes from the Amendment No. 5 to the Registration Statement.

Securities and Exchange Commission

June 2, 2010

Risk Factors, page 12

1. We note the corporate opportunities waiver that will be included in your amended and restated certificate of incorporation. Please add a risk factor addressing the potential impact of the waiver, if material.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 28 to include disclosure addressing the potential impact of the waiver.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 53

2. Please update your discussion of critical accounting policies and estimates related to stock-based compensation for the interim period ended March 31, 2010 and through the date of effectiveness. Ensure that your disclosure describes the significant intervening events within the company and changes in assumptions made as well as weighting and selection of valuation methodologies used in determining the fair value of your common stock for each valuation date and compared to the estimated IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54–55 and page 58 to include the interim period ended March 31, 2010 in the discussion.

Certain Relationships and Related Party Transactions

Series H Preferred Stock, page 137

3. We note your response to prior comment 8. As initially requested, revise to discuss who was involved in the process, and all material changes in terms. See Item 404(a)(6) of Regulation S-K. In addition, revise to explain why, in connection with the offering, you “decided that it would be desirable to extend the redemption date of Series H preferred stock from August 31, 2011 to a later date.” This discussion should address, without limitation, whether the holders of the Series H preferred stock determined that they would no longer convert their shares at the time of the offering (as originally planned).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140.

4. We note your response to prior comment 9. As previously requested, please disclose the public offering and average closing price conversion triggers for the Series H preferred stock in your next amendment. We also note that your disclosure on page 137 states that the Series H preferred stock “will convert” into your common stock if the IPO price is above a specified amount; this disclosure is inconsistent with your disclosure on pages 139 and F-44, which states that conversion is at the company’s option. In addition,

Securities and Exchange Commission

June 2, 2010

your disclosure on page 137 states that the Series H preferred stock had and will continue to have a mandatory redemption date, whereas your disclosure on pages 139 and F-44 states that on or after the redemption date, you must redeem the Series H preferred stock only at the request of at least a majority of Series H shareholders. Please revise to eliminate the inconsistencies.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 140.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5. We note your revised disclosure in response to prior comment 14. Please revise to indicate the element to which you apply the residual method.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and F-11.

Note 11. Stock Options and Warrants, page F-34

6. We note the data added to tabular disclosure in Note 11 in response to prior comment 16. To the extent material, please provide corresponding interim period information to the other disclosures in Note 11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-35–F-37 to include disclosures for the interim period ended March 31, 2010.

7. Tell us why you have presented here, and throughout your filing, the amount and per share price of warrants to purchase shares of Series A and B redeemable preferred stock prior to adjustment for the 15-for-1 reverse stock split of your common stock expected to be approved prior to the effective date of the registration statement. Consider revising in accordance with SAB Topic 4C.

Response: In response to the Staff’s comment, the Company has revised this language to present the combined weighted average exercise price upon consummation of the offering.

* * * * * * *

Securities and Exchange Commission

June 2, 2010

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.

Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Mark D. Director, Kirkland & Ellis LLP
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP